Exhibit 99.2

Limited Review Report

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) for the quarter ended December 31, 2016 and year to date from April 01, 2016 to December 31, 2016 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement is the responsibility of the Company’s management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

The accompanying standalone financial results and other financial information for the three and nine months ended December 31, 2015, and for the year ended March 31, 2016, have been reviewed by other auditors, who issued an unmodified review report on those statements.

For S.R. BATLIBOI & ASSOCIATES LLP

ICAI Firm registration number: 101049W/E300004

Chartered Accountants

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Hyderabad

Date: February 04, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Nine Months ended		Year ended
		31.12.2016	30.09.2016	31.12.2015	31.12.2016	31.12.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Income from operations
	a) Net sales / income from operations (inclusive of excise duty)	25,442	26,059	24,290	73,008	78,403	100,060
	b) License fees and service income	149	49	102	239	267	2,288
	c) Other operating income	94	167	105	350	465	571
	Total income from operations (inclusive of excise duty)	25,685	26,275	24,497	73,597	79,135	102,919
2	Expenses
	a) Cost of materials consumed	4,506	4,904	5,098	14,346	15,609	20,727
	b) Purchase of traded goods	1,619	1,816	1,814	5,029	4,837	6,104
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(338)	(83)	(183)	(1,672)	(749)	(288)
	d) Employee benefits expense	4,824	4,802	4,304	14,310	12,612	16,934
	e) Selling expenses	2,440	2,636	2,575	7,597	7,717	9,275
	f) Depreciation and amortisation	1,837	1,893	1,669	5,455	4,683	6,495
	g) Other expenditure	6,228	6,731	6,641	19,639	18,779	29,514
	Total expenses	21,116	22,699	21,918	64,704	63,488	88,761
3	Profit before other income and finance costs (1 - 2)	4,569	3,576	2,579	8,893	15,647	14,158
4	Other income	890	639	568	5,332	2,263	3,249
5	Profit before finance costs (3 + 4)	5,459	4,215	3,147	14,225	17,910	17,407
6	Finance costs	165	123	135	414	495	641
7	Profit before tax (5 - 6)	5,294	4,092	3,012	13,811	17,415	16,766
8	Tax expense	906	960	642	2,200	3,285	3,023
9	Net profit for the period / year (7 - 8)	4,388	3,132	2,370	11,611	14,130	13,743
10	Other Comprehensive income	(91)	(24)	(48)	(239)	(70)	(289)
11	Total Comprehensive income (9 + 10)	4,297	3,108	2,322	11,372	14,060	13,454
12	Paid-up equity share capital (face value Rs. 5/- each)	829	829	853	829	853	853
13	Other Equity						119,931
14	Earnings per equity share (face value Rs. 5/- each)
	- Basic	26.49	18.91	13.89	69.55	82.86	80.59
	- Diluted	26.44	18.86	13.86	69.38	82.60	80.34
		(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )

See accompanying notes to the financial results

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Nine Months ended		Year ended
		31.12.2016	30.09.2016	31.12.2015	31.12.2016	31.12.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	5,551	5,979	4,870	16,778	16,842	23,096
	b) Global Generics	21,615	21,928	20,809	61,463	66,116	85,131
	c) Proprietary Products	—	—	—	—	1	1
	Total	27,166	27,907	25,679	78,241	82,959	108,228
	Less: Inter segment revenue	1,481	1,632	1,182	4,644	3,824	5,309
	Add: Other unallocable income	—	—	—	—	—	—
	Total income from operations	25,685	26,275	24,497	73,597	79,135	102,919
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	145	(250)	(710)	(848)	(282)	(1,324)
	b) Global Generics	6,979	5,178	4,379	16,022	21,414	23,081
	c) Proprietary Products	(824)	(871)	(617)	(2,445)	(2,058)	(2,975)
	Total	6,300	4,057	3,052	12,729	19,074	18,782
	Less: (i) Interest expense	165	123	135	414	495	641
	(ii) Other un-allocable expenditure / (income), net	841	(158)	(95)	(1,496)	1,164	1,375
	Total profit before tax	5,294	4,092	3,012	13,811	17,415	16,766

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results as previously reported under Previous GAAP and Ind AS for the quarter and nine months ended 31 December 2015

Particulars	Quarter ended 31.12.2015	Nine Months ended 31.12.2015
Net profit under previous GAAP	2,368	13,602
Impact on account of measuring investments at fair value through profit and loss	220	748
Recognition of intangible assets not eligible for recognition under Previous GAAP	—	5
Reversal of goodwill amortised under Previous GAAP	5	10
Difference in measurement of employee share based payments	(18)	(10)
Impact on current and deferred taxes	(204)	(211)
Others	(1)	(14)

Net profit under Ind AS	2,370	14,130

3.	Other expenditure for the year ended 31 March 2016 includes provision for doubtful debts of Rs. 3,559 million pertaining to outstanding receivable from Venezuelan subsidiary.

4.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA scheduled reinspection of the aforementioned manufacturing facilities in February and March 2017.

5.

On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”.

6.	The unaudited results have been reviewed by the Audit Committee of the Board on 3 February 2017 and approved by the Board of Directors of the Company at their meeting held on 4 February 2017.

7.	The results for the quarter and nine months ended 31 December 2015, and the year ended 31 March 2016 have been reviewed by other auditors. An unmodified report has been issued by them thereon.

8.

The results for the quarter and nine months ended 31 December 2016 periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 4 February 2017	Co-Chairman & Chief Executive Officer